Exhibit 99.1

Canadian Solar Announces Selective Preliminary Results for the First Quarter 2014 and Schedules Earnings Release and Conference Call for Friday, May 16

GUELPH, Ontario, May 7, 2014  — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced selective preliminary results for the first quarter ended March 31, 2014 and scheduled its earnings release and conference call to discuss its first quarter results for Friday, May 16, 2014.

For the first quarter of 2014, Canadian Solar expects its solar module shipments to be in the range of approximately 490 MW to 500 MW, compared to its previous guidance which was in the range of 470 MW to 490 MW. The Company expects its revenue to be in the range of $460 million to $470 million, compared to previous guidance which was in the range of $415 million to $430 million. The Company also expects its gross margin to be in the range of 14% to 15% compared to its previous guidance which was in the range of 14%-16%.

Earnings Conference Call Details

The Company will hold a conference call on Friday May 16, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., May 16, 2014 in Hong Kong) to discuss the Company’s first quarter of 2014 results and its business outlook.

The dial-in number for the live conference call is +1-877 703 6107 or +1-857 244 7306, with passcode 19038700. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 11:00 p.m. on May 23, 2014, U.S. Eastern Time (11:00 a.m., May 24, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 18179910. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including the Province of Ontario, Canada, Japan, China and the U.S.; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; delays in customer acceptance testing; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.